Exhibit 12.1
CENTERPLATE, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(IN THOUSANDS)

						13 Weeks Ended
						April 4,	April 3,
	2002	2003	2004	2005	2006	2006	2007
Income (loss) before income taxes	4,309	(10,755)	1,353	(8,441)	3,248	(10,206)	(13,057)

Add Fixed Charges:
Interest Expense (excluding capitalized)	19,311	25,856	23,195	27,800	21,791	5,897	7,410
Amortization of loan costs	1,431	6,907	1,815	3,474	2,569	642	642
Interest factor in rents	865	788	787	924	886	160	220

Total earnings as defined	25,916	22,796	27,150	23,757	28,494	(3,507)	(4,785)

Fixed Charges:
Interest Expense	19,311	25,856	23,195	27,800	21,791	5,897	7,410
Amortization of loan costs	1,431	6,907	1,815	3,474	2,569	642	642
Interest factor in rents	865	788	787	924	886	160	220

	21,607	33,551	25,797	32,198	25,246	6,699	8,272

Ratio of Earnings to Fixed Charges	1.2	—	1.1	—	1.1	—	—

Deficiency in the coverage of earnings to fixed charges	—	(10,755)	—	(8,441)	—	(10,206)	(13,057)